Exhibit 21.1

List of Volcano Corporation Subsidiaries

Name	Jurisdiction
1. Axsun Technologies, Inc.	Delaware
2. CardioSpectra, Inc.	Texas
3. Volcano Europe, B.V.B.A.	Belgium
4. Volcano Japan Co., Ltd.	Japan
5. Volcano Netherlands Holdings, B.V.	Netherlands
6. Volcarica, Socieded de Responsabilidad Limitada	Costa Rica
7. Fluid Medical, Inc.	Delaware